UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 03, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 01 October 2025
Exhibit No. 2	Total Voting Rights dated 01 October 2025
Exhibit No. 3	Transaction in Own Shares dated 02 October 2025
Exhibit No. 4	Transaction in Own Shares dated 03 October 2025
Exhibit No. 5	Transaction in Own Shares dated 06 October 2025
Exhibit No. 6	Transaction in Own Shares dated 07 October 2025
Exhibit No. 7	Transaction in Own Shares dated 08 October 2025
Exhibit No. 8	Transaction in Own Shares dated 09 October 2025
Exhibit No. 9	Director/PDMR Shareholding dated 09 October 2025
Exhibit No. 10	Transaction in Own Shares dated 10 October 2025
Exhibit No. 11	Transaction in Own Shares dated 13 October 2025
Exhibit No. 12	Transaction in Own Shares dated 14 October 2025
Exhibit No. 13	Additional Listing dated 15 October 2025
Exhibit No. 14	Transaction in Own Shares dated 15 October 2025
Exhibit No. 15	Transaction in Own Shares dated 16 October 2025
Exhibit No. 16	Transaction in Own Shares dated 17 October 2025
Exhibit No. 17	Transaction in Own Shares dated 20 October 2025
Exhibit No. 18	Transaction in Own Shares dated 21 October 2025
Exhibit No. 19	Transaction in Own Shares dated 22 October 2025
Exhibit No. 20	Transaction in Own Shares dated 23 October 2025
Exhibit No. 21	Transaction in Own Shares dated 24 October 2025
Exhibit No. 22	Director/PDMR Shareholding dated 24 October 2025
Exhibit No. 23	Transaction in Own Shares dated 27 October 2025
Exhibit No. 24	Transaction in Own Shares dated 28 October 2025
Exhibit No. 25	Transaction in Own Shares dated 29 October 2025
Exhibit No. 26	Director/PDMR Shareholding dated 29 October 2025
Exhibit No. 27	Transaction in Own Shares dated 30 October 2025
Exhibit No. 28	Transaction in Own Shares dated 31 October 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 03, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

01 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	30 September 2025
Number of ordinary shares purchased:	2,874,946
Highest price paid per share:	385.1000p
Lowest price paid per share:	379.5500p
Volume weighted average price paid per share:	382.6159p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,989,428,783 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,989,428,783) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5001B_1-2025-9-30.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 140,884,366 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 372.0487p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 2

1 October 2025

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 September 2025, Barclays PLC's issued share capital consists of 13,989,428,783 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 13,989,428,783 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

 02 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	01 October 2025
Number of ordinary shares purchased:	2,895,779
Highest price paid per share:	381.8500p
Lowest price paid per share:	375.0500p
Volume weighted average price paid per share:	379.8631p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,986,533,004 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,986,533,004) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7283B_1-2025-10-1.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 143,780,145 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 372.2061p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                          Media Relations

Marina Shchukina +44 (0) 20 7116 2526                      Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 4

03 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	02 October 2025
Number of ordinary shares purchased:	4,191,303
Highest price paid per share:	384.5500p
Lowest price paid per share:	379.4000p
Volume weighted average price paid per share:	381.7429p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,982,343,714 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,982,343,714) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9045B_1-2025-10-2.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 147,971,448 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 372.4762p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 5

06 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	03 October 2025
Number of ordinary shares purchased:	2,849,220
Highest price paid per share:	388.1500p
Lowest price paid per share:	383.2500p
Volume weighted average price paid per share:	386.0705p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,979,819,629 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,979,819,629) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0863C_1-2025-10-3.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 150,820,668 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 372.7330p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 6

07 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	06 October 2025
Number of ordinary shares purchased:	2,257,788
Highest price paid per share:	384.3500p
Lowest price paid per share:	378.0000p
Volume weighted average price paid per share:	380.9037p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,977,561,841 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,977,561,841) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2751C_1-2025-10-6.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 153,078,456 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 372.8536p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                          Media Relations

Marina Shchukina +44 (0) 20 7116 2526                      Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 7

 08 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	07 October 2025
Number of ordinary shares purchased:	2,890,147
Highest price paid per share:	383.2000p
Lowest price paid per share:	378.0500p
Volume weighted average price paid per share:	380.6034p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,974,671,694 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,974,671,694) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4559C_1-2025-10-7.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 155,968,603 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 372.9972p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 8

09 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	08 October 2025
Number of ordinary shares purchased:	2,870,532
Highest price paid per share:	385.8000p
Lowest price paid per share:	381.1500p
Volume weighted average price paid per share:	383.2042p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,972,638,936 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,972,638,936) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6392C_1-2025-10-8.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 158,839,135 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 373.1816p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 9

9 October 2025

Notification and public disclosure of transaction by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Craig Bright
2	Reason for the notification
a)	Position/status	Group Co-Chief Operating Officer and Barclays Execution Services Co-Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.813 per Share	275
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-10-07
f)	Place of the transaction	Outside a trading venue

For further information please contact:

Investor Relations	Media Relations
Marina Shchukina	Jonathan Tracey
+44 (0) 20 7116 2526	+44 (0) 20 7116 4755

Exhibit No. 10

10 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	09 October 2025
Number of ordinary shares purchased:	2,907,568
Highest price paid per share:	381.2000p
Lowest price paid per share:	375.8000p
Volume weighted average price paid per share:	378.3230p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,969,731,368 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,969,731,368) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8202C_1-2025-10-9.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 161,746,703 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 373.2740p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 11

13 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	10 October 2025
Number of ordinary shares purchased:	4,252,868
Highest price paid per share:	378.6500p
Lowest price paid per share:	373.0500p
Volume weighted average price paid per share:	376.2166p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,965,803,603 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,965,803,603) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9981C_1-2025-10-10.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 165,999,571 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 373.3494p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 12

 14 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	13 October 2025
Number of ordinary shares purchased:	2,943,157
Highest price paid per share:	375.9000p
Lowest price paid per share:	371.2000p
Volume weighted average price paid per share:	373.7482p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,962,860,446 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,962,860,446) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1874D_1-2025-10-13.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 168,942,728 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 373.3564p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 13

15 October 2025

Barclays PLC

Blocklisting

Barclays PLC (the 'Company') announces that an application has been made to the Financial Conduct Authority and the London Stock Exchange for the block listing of 68,000,000 ordinary shares of 25 pence each in the capital of the Company (the 'Shares') to be admitted to the Official List and to trade on the London Stock Exchange.

The Shares will be issued and allotted under the Barclays Group SAYE Share Option Scheme (58,000,000 Shares) and the Barclays Group Sharepurchase plans (Barclays Group Share Incentive Plan and the Barclays Global Sharepurchase Plan (10,000,000 Shares)).

When issued, the Shares will rank equally with the existing issued Shares of the Company.

Admission is expected to be effective on 16 October 2025.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Marina Shchukina                                            Jon Tracey

+44 (0) 20 7116 2526                                       +44 (0) 20 7116 4755

Exhibit No. 14

 15 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	14 October 2025
Number of ordinary shares purchased:	2,921,477
Highest price paid per share:	380.0500p
Lowest price paid per share:	369.9500p
Volume weighted average price paid per share:	376.5219p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,959,938,969 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,959,938,969) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3750D_1-2025-10-14.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 171,864,205 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 373.4102p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 15

16 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	15 October 2025
Number of ordinary shares purchased:	2,264,875
Highest price paid per share:	383.7000p
Lowest price paid per share:	377.7000p
Volume weighted average price paid per share:	379.7119p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,957,674,094 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,957,674,094) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5643D_1-2025-10-15.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 174,129,080 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 373.4922p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 16

17 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	16 October 2025
Number of ordinary shares purchased:	2,263,266
Highest price paid per share:	383.1000p
Lowest price paid per share:	375.2500p
Volume weighted average price paid per share:	379.9820p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,955,410,828 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,955,410,828) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7419D_1-2025-10-16.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 176,392,346 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 373.5754p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 17

20 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	17 October 2025
Number of ordinary shares purchased:	4,438,281
Highest price paid per share:	365.3500p
Lowest price paid per share:	354.0500p
Volume weighted average price paid per share:	360.4999p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,951,142,296 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,951,142,296) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9228D_1-2025-10-17.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 180,830,627 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 373.2545p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 18

 21 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	20 October 2025
Number of ordinary shares purchased:	4,425,049
Highest price paid per share:	363.4000p
Lowest price paid per share:	357.6000p
Volume weighted average price paid per share:	361.5779p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,946,717,247 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,946,717,247) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1078E_1-2025-10-20.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 185,255,676 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 372.9756p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 19

22 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	21 October 2025
Number of ordinary shares purchased:	4,371,290
Highest price paid per share:	367.8500p
Lowest price paid per share:	364.1000p
Volume weighted average price paid per share:	366.0247p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,942,345,957 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,942,345,957) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2868E_1-2025-10-21.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 189,626,966 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 372.8154p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 20

23 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	22 October 2025
Number of ordinary shares purchased:	2,260,224
Highest price paid per share:	384.3500p
Lowest price paid per share:	372.8500p
Volume weighted average price paid per share:	380.4932p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,940,085,733 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,940,085,733) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4600E_1-2025-10-22.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 191,887,190 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 372.9058p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 21

24 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	23 October 2025
Number of ordinary shares purchased:	2,228,774
Highest price paid per share:	388.4000p
Lowest price paid per share:	380.4000p
Volume weighted average price paid per share:	385.8622p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,937,865,769 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,937,865,769) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6557E_1-2025-10-23.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 194,115,964 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 373.0546p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 22

24 October 2025

Notification and public disclosure of transaction by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Cathal Deasy
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.828 per Share	31,112
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-10-24
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Adeel Khan
2	Reason for the notification
a)	Position/status	Head of Global Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.843 per Share	805,636
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-10-23
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Chief Executive of Private Bank and Wealth Management
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.813 per Share	124,978
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-10-22
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Marina Shchukina	Jonathan Tracey
+44 (0) 20 7116 2526	+44 (0) 20 7116 4755

 Exhibit No. 23

27 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	24 October 2025
Number of ordinary shares purchased:	2,238,784
Highest price paid per share:	387.8000p
Lowest price paid per share:	380.0000p
Volume weighted average price paid per share:	384.1370p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,935,758,814 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,935,758,814) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8340E_1-2025-10-24.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 196,354,748 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 373.1809p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 24

28 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	27 October 2025
Number of ordinary shares purchased:	2,183,016
Highest price paid per share:	397.2000p
Lowest price paid per share:	391.0500p
Volume weighted average price paid per share:	394.0433p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,933,583,361 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,933,583,361) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0132F_1-2025-10-27.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 198,537,764 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 373.4103p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 25

29 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	28 October 2025
Number of ordinary shares purchased:	2,155,956
Highest price paid per share:	402.5000p
Lowest price paid per share:	393.8000p
Volume weighted average price paid per share:	398.8948p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,931,427,405 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,931,427,405) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1931F_1-2025-10-28.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 200,693,720 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 373.6841p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 26

29 October 2025

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group Human Resources Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£4.046 per Share	669,511
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-10-29
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taylor Wright
2	Reason for the notification
a)	Position/status	Global Co-Head of Investment Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£3.957 per Share	9,046
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-10-27
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Marina Shchukina	Jonathan Tracey
+44 (0) 20 7116 2526	+44 (0) 20 7116 4755

Exhibit No. 27

30 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	29 October 2025
Number of ordinary shares purchased:	2,119,259
Highest price paid per share:	408.4000p
Lowest price paid per share:	403.6000p
Volume weighted average price paid per share:	405.8021p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,929,308,146 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,929,308,146) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4031F_1-2025-10-29.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 202,812,979 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 374.0197p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 28

31 October 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	30 October 2025
Number of ordinary shares purchased:	2,716,369
Highest price paid per share:	407.3000p
Lowest price paid per share:	401.2500p
Volume weighted average price paid per share:	404.9523p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,926,591,777 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,926,591,777) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5857F_1-2025-10-30.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 205,529,348 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 374.4285p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

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